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March 18, 2005

U.S. Securities and Exchange Commission                    Copies sent via Federal Express
450 Fifth Street, N.W.
Washington, D.C. 20549-0303
Attn: Mr. H. Christopher Owings
Mr. David Mittelman
Mail Stop 03-08

RE:          Decorize, Inc. (File No. 1-31260)
Preliminary Information Statement filed on Schedule 14C filed January 18, 2005 and Amendment No. 1 filed February 23, 2005
Form 10-QSB for the period ended September 30, 2004 filed November 12, 2004

Ladies and Gentlemen:

On behalf of Decorize, Inc., a Delaware corporation (the “Company”), we have filed the Company’s Definitive Information Statement on Schedule 14C, File No. 1-31260 (the “Information Statement”). The Information Statement reflects changes made by the Company in response to your comment letter, dated February 14, 2005, which was addressed to the Chief Executive Officer of the Company. By oral comments given to us on March 10, 2005, the SEC re-issued comment Nos. 2 and 4 as set forth in your February 14th letter. This letter and the Information Statement respond to those comments on behalf of the Company.

For your convenience, the numbered paragraphs below correspond to those in the February 14th comment letter, and your comments are presented in bold face. We are also sending a copy of this letter to you via overnight delivery, together with two marked copies of the Information Statement, which show all changes made since the previous filing.

Preliminary Information Statement on Schedule 14C

2.
Please revise throughout - including the General Information and the Proposal to Authorize sections - to clearly state the matter(s) to be acted upon. As currently drafted, it is unclear whether you will obtain stockholder approval of all six elements listed in the General Information section, or whether stockholder approval is sought only to authorize the issuance of common stock and modify warrant provisions as reflected in the Proposal to Authorize section.

U.S Securities and Exchange Commission
March 18, 2005

The Company has further revised the disclosure throughout the Information Statement in response to this comment.

4.
As part of your revisions in response to the above two comments, please identify clearly and impartially each separate matter intended to be acted upon. In other words, present and discuss fully each separate matter under a distinct heading in the information statement.

The Company has further revised the disclosure throughout the Information Statement in response to this comment.

Please call the undersigned if you have any questions or if we may be of any further assistance.

Sincerely,

cc: Steve Crowder (w/o encls.)	Lance M. Hardenburg